Exhibit 12.1

							Six months ended
							September 30,
	2012	2013	2014	2015	2016	2017	2016	2017
EARNINGS AS DEFINED
Income from continuing opertions, before income taxes	$437,577	$463,057	$312,233	$349,294	$(1,159,147)	$(23,612)	$81,189	$(9,136)
Fixed charges	91,805	81,713	102,268	102,965	77,653	94,367	44,824	51,746

Calculated earnings	$529,382	$544,770	$414,501	$452,259	$(1,081,494)	$70,755	$126,013	$42,610

Fixed charges, as defined
Interest expense - Continuing operations	63,738	64,105	79,092	81,086	62,101	75,124	35,223	34,346
Interest expense - Discontinued operations	68	—	—	—	—	—	—	—
Interest factor on rent expense	13,869	13,422	14,528	12,167	11,648	13,690	7,025	9,580
Amortization included in interest expense	9,601	3,638	6,702	8,135	3,904	5,553	2,576	7,820
Accretion of discount on debt	4,529	548	1,946	1,577	—	—	—	—
Total fixed charges as defined	$91,805	$81,713	$102,268	$102,965	$77,653	$94,367	$44,824	$51,746

Ratio of earnings to fixed charges	5.8	6.7	4.1	4.4	(13.9)	0.7	2.8	0.8